This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT
NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

Item 1: Reporting Issuer

Derek Oil & Gas Corporation
Suite 1201 – 1111 West Hastings Street
Vancouver, B.C.
V6E 2J3

Item 2: Date of Material Change

May 5, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

May 5, 2004

Item 4: Summary of Material Change

The Company has received an independent engineering evaluation of the LAK Ranch oil project in Wyoming. This evaluation report conforms to NI 51-101 standards. The report identifies in excess of 190 million barrels of "oil-in-place" in two potentially productive sandstone horizons on the LAK Ranch property. A 13 million barrel portion of the 190 million barrels of "oil-in-place" is categorized as a recoverable oil reserve, in the "possible" category as defined by the Canadian Oil and Gas Evaluation Handbook. The full text of the report is available at www.sedar.com

Item 5: Full Description of Material Change

Please see attached News Release.

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

N/A

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

N/A

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Barry C.J. Ehrl – (604) 331-1757

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Barry C.J. Ehrl
Name of Senior Officer

(604) 331-1757
Business Telephone Number

DATED at Vancouver, British Columbia, May 6, 2004

DEREK OIL & GAS CORPORATION

Per: ***"Barry C.J. Ehrl"***
        Signature

        President & C.E.O.
        (Official Capacity)

        Barry C.J. Ehrl
        (Name of Individual Whose Signature Appears Above)